NorthStar Asset Management Group Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

August 29, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Accounting Branch Chief, Office of Real Estate & Commodities

Re:    NorthStar Asset Management Group Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 1-36301
Form 10-Q for the quarterly period ended March 31, 2016
Filed May 10, 2016
File No. 1-36301

Dear Mr. Telewicz, Jr.:
Set forth below are the responses of NorthStar Asset Management Group Inc. (together with its subsidiaries, the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 3, 2016 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) filed on February 29, 2016 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016 filed on May 10, 2016.
For convenience of reference, the Staff’s comments contained in the Letter are reprinted below in italics, numbered to correspond with the number assigned in the Letter and are followed by the corresponding responses of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company's periodic filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Form 10-K for Fiscal Year Ended December 31, 2015
Non-GAAP Financial Measures, pages 55 to 56
Comment No. 1
We note your response to our prior comment 2. We remain unclear how you concluded it would be appropriate to include cash available for distribution for the three months ended December 31, 2015 in your filing. Specifically, explain to us how you concluded your presentation was appropriate given the fact that the most directly comparable financial measure calculated in accordance with GAAP does not appear to be presented elsewhere in your filing.
Response to Comment No. 1
The Company notes the Staff’s comment and advises the Staff that it concluded that it would be appropriate to include the cash available for distribution for the three months ended December 31, 2015 because the most directly comparable financial measure calculated in accordance with U.S. GAAP appeared in the Form 10-K. Refer to footnote 12, “Quarterly Financial Information”. The Company disclosed the unaudited quarterly results for each quarter in the year ended December 31, 2015 and the net income for the quarter ended December 31, 2015 agrees to the sum of net income (loss) attributable to common stockholders and non-controlling interest attributable to the Operating Partnership in the non-GAAP reconciliation. However, the Company further reviewed its disclosures in light of the Staff’s comment and recent SEC guidance and intends to provide a more direct link to the comparable U.S. GAAP financial information in future filings. As a result, the Company will, in future Annual Reports on Form 10-K, provide a more direct link for the quarter ending December 31st if and when a non-GAAP measure is used by management for such period.
Form 10-Q for the quarterly period ended March 31, 2016
Intangible Assets, page 14
Comment No. 2
We note your response to comment 5. Please provide some additional insight on those matters that you have considered within Section 350-30-35-2 of the Accounting Standards Codification that helped you to formulate your conclusion related to estimated useful life of your customer relationships. In your response, please tell us whether you are relying on your own historical experience with customer relationships (as opposed to the experiences of Townsend post 2011) and how you view the longevity of the increased allocation of pension fund and insurance company assets to real estate to have an impact on the useful life of customer relationships given due consideration to the risks of competition and potential re-allocation of funds to other asset classes.
Response to Comment No. 2
The Company notes the Staff’s comment and advises the Staff that the Company is considering a variety of factors that have both a positive and negative impact in determining the expected useful life of customer relationships, as set forth in ASC 350-30-35-2. The Company is not relying on its own historical experience but rather is relying on Townsend’s historical experience with its customers, including Townsend’s ability to renew their existing relationships as part of such determination. The Company notes the purchase price allocation performed by Townsend in 2011 (included within their 2015 audited financial statements) relied on revenue projections with limited historical customer data and assumed minimal, if any, renewals. Townsend’s growth since 2011 has been significant, particularly in its investment management business, resulting in higher revenue per customer as it shifted towards commingled funds and segregated mandates which are longer term in nature. The Company currently has access to additional data that demonstrates a stronger likelihood of renewal and as a result, longer customer relationships as compared to the assumptions used in the 2011 purchase price allocation.
The allocation of pension fund, insurance companies and other institutional investor’s assets to real estate is one of a number of factors the Company is considering. The Company reviewed data from market sources including survey data from industry publications regarding the allocation to real estate historically that dates back to 1996 and projections prospectively. This data reflects that the lowest allocation to real estate by pension plans was 4%, while currently many pension plans domestically and internationally are targeting a real estate allocation of 8% to 10% of their overall investment portfolios. Such historical allocation is across different market cycles and is projected to continue to be strong and perhaps grow. Further, the Company believes that the addition of real estate to the financial industry indices is indicative of real estate being a core investment strategy of investors and will be favorable to real estate investing in the future. As a result, the Company believes there will always be an allocation to real estate and that more likely there could be a shift within type of real estate (such as debt versus equity), structure (open-end versus closed-end fund and segregated mandates) and risk profile (such as core versus value-add), all of which Townsend has extensive experience in. Other factors the Company considered include the impact of competition, performance and type of client.
The Company advises the Staff that Townsend is uniquely positioned as both an investment manager and a consultant to real estate investors and has an over 30-year track record and reputation in the industry both domestically and globally. It also has an information advantage by maintaining over 30 years of proprietary quantitative and qualitative performance data and a rigorous depth and research component to its business model. Townsend’s investment management business offers investments across type and risk profile through a variety of arrangements including open-end and closed-end funds, segregated mandates and advisory relationships. It is an industry-leading investment advisor to real estate investors with a client base that is primarily institutional, including U.S. and foreign-based pension funds, sovereign wealth funds and insurance companies. In addition to its institutional clients, Townsend also advises funds that pool high net worth investors through commingled funds. Townsend’s diverse investor mix allows for it to satisfy customer demand for various product types including segregated mandates and advisory relationships and offset competition by other asset managers as well as the stated desire by large institutional investors to reduce exposure to commingled funds. Townsend also has the ability to leverage its platform to aggregate capital to drive lower fees. Townsend has in many cases outperformed the industry and specific client benchmarks resulting in low attrition and extended duration of customer relationships. Townsend’s relationships range from having attributes similar to open end products or mutual funds where the useful life may be indefinite to attributes similar to repeat customers who have a history of reinvestment in Townsend arrangements. Further, real estate investments tend to have longer lives than other asset classes given their illiquid nature. As a result, the Company believes the estimated useful lives of 20 to 30 years for customer relationships are in the range and consistent with market data and specific factors related to Townsend.
The Company further notes and advises the Staff that the purchase price allocation, including the estimated useful life of customer relationships, reported in its Form 10-Q for the quarters ended March 31st and June 30th was preliminary and based on information available to the Company at the time of the acquisition. The Company continues to obtain and validate data from Townsend as well as market data to evaluate the value attributable to the Townsend relationships and the related useful lives in connection with its process for determining the purchase price allocation. The Company expects to complete its process and valuation for the quarter ending September 30, 2016 and does not expect the impact to be material.
* * *
As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning this response, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer, at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Howard Efron, Securities and Exchange Commission
Albert Tylis, NorthStar Asset Management Group Inc.
Ronald Lieberman, NorthStar Asset Management Group Inc.
Matt Brandwein, NorthStar Asset Management Group Inc.
Greg Ross, Grant Thornton LLP